                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 Schedule 13D


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*


                           Baldwin and Lyons, Inc.
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                               (Name of Issuer)

                             Class A Voting Stock
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                        (Title of Class of Securities)


                                   57755100
                           ----------------------------
                                (CUSIP Number)


                            Joseph D. Lehrer, Esq.
    2000 Equitable Building, 10 S. Broadway, St. Louis, MO (314) 241-9090
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                June 17, 1997
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information requried on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                       (Continued on following page(s))


                              Page 1 of 5 pages

CUSIP No.    57755100             13D           Page   2   of   5    Pages
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John D. Weil
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /  /
                                                                      (b)  /XX/
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3      SEC USE ONLY


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4      SOURCE OF FUNDS*


         PF

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)


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6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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                 7      SOLE VOTING POWER
 NUMBER OF
  SHARES          156,450, subject to the disclaimer in Item 5.
BENEFICIALLY     ---------------------------------------------------------------
 OWNED BY        8      SHARED VOTING POWER
   EACH
 REPORTING         -0-
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                  156,450, subject to the disclaimer in Item 5.
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                   -0-
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       307,650, subject to the disclaimer contained in Item 5.
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.63%
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14     TYPE OF REPORTING PERSON


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  57755100                                                 Page 3 of 5


                         AMENDMENT NO. 3 TO SCHEDULE 13D

       The Reporting Person reported the acquisition of shares of Class A Voting Common Stock, no par value ("Stock"), of Baldwin & Lyons, Inc. (the "Issuer") in an initial filing of this Schedule 13D on March 28, 1985, as amended by Amendment No. 1 filed November 22, 1985 and Amendment No. 2 filed September 15, 1987. In this regard, Item 2, Item 3, Item 4, Item 5 and Item 6 are hereby amended as follow. All other items are unchanged from the initial filing, as amended.

ITEM 2.         Identity and Background.

       (a)      John D. Weil ("Reporting Person");

       (b)      200 N. Broadway, Suite 825, St. Louis, Missouri  63102;

       (c) Self-employed investor, 200 N. Broadway, Suite 825, St. Louis, Missouri 63102;

       (d)      No;

       (e)      No;

       (f)      U.S.A.

ITEM 3.         Source and Amount of Funds or Other Consideration.

       All shares of Stock of the Issuer were purchased with the funds of the owners of the shares of Stock listed in Item 5. All purchases of the shares of Stock of the Issuer were made by purchase at prevailing market prices as quoted on the NASDAQ National Market.

ITEM 4.         Purpose of the Transaction.

       The owners listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions.

       The Reporting Person was elected to the Board of Directors of the Issuer on June 17, 1997.

Other than as described herein above, the owners listed in Item 5 have no present plans or proposals which relate to or would result in:

       (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

       (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

       (c) any material change in the present capitalization or dividend policy of the Issuer;

       (d) any other material change in the Issuer's business or corporate structure;


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CUSIP NO.  57755100                                                 Page 4 of 5

       (e) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

       (f) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

       (g) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

       (h)      any action similar to those enumerated above.

ITEM 5.         Interest in Securities of the Issuer.

       (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 307,650 shares of Stock in the manner hereinafter described:

                                                                                  Percentage of
                                        Relationship to          Number of         Outstanding
       Shares Held in Name of           Reporting Person          Shares            Securities
       ----------------------           ----------------          ------            ----------
Woodbourne Partners L.P.(1)             Partnership               156,450             6.42%
                                        Controlled by
                                        Reporting Person
Paula K. Weil                           Sister                     45,000             1.85%
Richard K. Weil, Jr.                    Brother                    49,500             2.03%
Mark S. Weil                            Brother                    45,000             1.85%
Victoria L. Weil                        Daughter                    6,000              .25%
Gideon J. Weil                          Son                         5,700              .23%

                                                                 --------            ------
TOTAL                                                             307,650            12.63%
                                                                 ========            ======

     The foregoing percentages assume that the Issuer has 2,436,379 shares of Stock outstanding.

     All shares of Stock held in the name of family members of the Reporting Person are reported as beneficially owned by the Reporting Person because those family members may seek investment advise or voting advice of the Reporting Person. All shares of Stock held in the name of the partnership controlled by the Reporting Person are reported as beneficially owned by the Reporting

--------------------
       (1) On November 1, 1996, all shares of Stock previously reported as beneficially owned by the Reporting Person, members of his family (other than Shares of Stock held by the Reporting Person's family members as reported in
Item 5 above) or family trusts were transferred to Woodbourne Partners, L.P.

CUSIP NO.  57755100                                                 Page 5 of 5

Person because, as the sole shareholder of the corporate general partner of such partnership, the Reporting Person has voting and investment power with respect to the shares of Stock owned by such partnership. Except for shares of Stock held in the name of the partnership controlled by the Reporting Person, there is no written document or agreement conferring the right of the Reporting Person to acquire or dispose of the Stock or giving the Reporting Person the right to vote such shares of Stock.

     AS PROVIDED IN S.E.C. REGULATION ss.240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

     (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares of Stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).


     (c)    Not Applicable.

     (d)    Not applicable.

     (e)    Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Person is sole shareholder of the corporate general partner of the partnership mentioned in Item 5. The Reporting Person is related to all other persons mentioned in Item 5.

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  /s/ John D. Weil
                                                  ----------------------
                                                      John D. Weil

                                                  June 27, 1997